Exhibit 99.3

GDS HOLDINGS LIMITED

PROXY STATEMENT

General

Our board of directors is soliciting proxies for an extraordinary general meeting of shareholders (the “Meeting”) to be held at 9:30 a.m., local time, on December 22, 2017 or at any adjournment thereof.  The Meeting will be held at Shanghai Offices of GDS Holdings Limited (the “Company”) at 2/F, Building 2, You You Century Plaza, No. 428 Yanggao Road, Pudong, Shanghai, China.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.  A written notice of revocation or a duly executed proxy bearing a later date must be delivered to the attention of the Company no later than 48 hours prior to the Meeting.

Record Date, Share Ownership, and Quorum

Shareholders of record at the close of business on November 24, 2017, local time, (the “Record Date”) are entitled to vote at the Meeting.  As of November 22, 2017, 873,679,343 of our Class A ordinary shares and 67,590,336 of our Class B ordinary shares, par value US$0.00005 per share, were issued and outstanding, among which 270,227,280 Class A ordinary shares were represented by ADSs held by JPMorgan Chase Bank, N.A. (“JPMorgan”).  At any general meeting of the Company, two (2) Members entitled to vote and present in person or by proxy or, in the case of a Member being a corporation, by its duly authorized representative representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting shall form a quorum for all purposes.

Voting and Solicitation

For Proposals 1 and 2, each Class A ordinary share and Class B ordinary share in issue on the Record Date are entitled to one vote per share.  At the Meeting every ordinary shareholder present in person or by proxy or, in the case of an ordinary shareholder being a corporation, by its duly authorized representative, may vote the fully paid ordinary shares held by such ordinary shareholder.

A resolution put to the vote of the Meeting shall be decided by way of a poll save that the chairman of the Meeting may in good faith, allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands in which case every Member present in person or by proxy, or in the case of a Member being a corporation, by its duly authorized representative, shall have one vote provided that where more than one proxy is appointed by a Member which is a clearing house (or its nominee(s)), each such proxy shall have one vote on a show of hands.  The result of the poll shall be deemed to be the resolution of the Meeting.

The costs of soliciting proxies will be borne by us.  Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail.  Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries, and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed, and returned by holders of ordinary shares, the ordinary shares they represent will be voted at the Meeting in accordance with the instructions of the shareholders.  If no specific instructions are given by such holders, or in the case of broker’s non-votes, the ordinary shares will be voted at the discretion of the holder of such proxies.  Abstentions by holders of ordinary shares are included in the determination of the number of ordinary shares present for the purpose of quorum but are not counted as votes for or against a proposal.  Any representative of a corporate shareholder attending the Meeting would need to produce a letter / board resolutions showing the authorization to represent such shareholder to the Company.

Voting by Holders of American Depositary Shares

We have requested JPMorgan, as depositary of the ADSs, to deliver to all owners of ADSs an ADS Voting Instruction Card.  Upon the written request of an owner of record of ADSs by a duly completed ADS voting instruction card, JPMorgan will endeavor, in so far as practicable, to vote or cause to be voted the amount of ordinary shares or other Deposited Securities represented by such ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such requests.  Under the terms of the deposit agreement, JPMorgan has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions or such deemed instructions as further described in the paragraph below.  As the holder of record for all the Class A ordinary shares represented by the ADSs, only JPMorgan may vote those Class A ordinary shares at the Meeting.

JPMorgan and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions.  This means that if the ordinary shares underlying your ADSs are not able to be voted at the Meeting, there may be nothing you can do.

PROPOSAL 1

AUTHORIZATION OF UP TO 20% SHARE ISSUANCE

FOR FUTURE POTENTIAL EQUITY OFFERINGS

According to Article 102(4)(b) of the Company’s Amended and Restated Memorandum of Association (the “Articles”) coming into effective on November 7, 2016, notwithstanding anything to the contrary in the Articles, the Company and the Directors shall not, without the prior approval of the shareholders by ordinary resolution, with the Class B Ordinary Shares having only one vote per Class B Ordinary Share in respect of such resolution, take, approve, authorise, ratify, agree, commit to engage in or otherwise effect or consummate to allot or issue any shares or securities of the Company equal to ten per cent. (10%) or more of the existing issued share capital of the Company or of the votes attached to the existing issued share capital of the Company at the date of such allotment or issue in any 12-month period, whether in a single transaction or a series of transactions (OTHER THAN any allotment or issues of shares on the exercise of any options or warrants granted by the Company from time to time or any shares issued on the conversion by Ping An Insurance and by STT of the convertible and redeemable bonds due 2019 held by Ping An Insurance and STT respectively).

As a result of the share issuance in connection with the equity investment by CyrusOne into the Company, the Board’s remaining mandate for the issuance of any securities of the Company is very limited.   As the Company may consider various funding alternatives and opportunities including raising capital through the equity and debt markets, in order to retain the flexibility for future share issuance, the Board would like to obtain shareholders’ approval at the Meeting for the authorization to the Board to approve the issuance of up to an aggregate twenty per cent. (20%) of the total issued share capital of the Company at the time of the Meeting in the 12-month period from the date of the Meeting.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or by proxy or, in the case of an ordinary shareholder being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1, AUTHORIZATION OF UP TO 20% SHARE ISSUANCE FOR FUTURE POTENTIAL EQUITY OFFERINGS

PROPOSAL 2

GENERAL AUTHORIZATION

The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or by proxy or, in the case of an ordinary shareholder being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 2, THE AUTHORIZATION OF EACH OF THE DIRECTORS AND OFFICERS OF THE COMPANY TO TAKE ANY AND EVERY ACTION THAT MIGHT BE NECESSARY TO EFFECT THE FOREGOING RESOLUTIONS AS SUCH DIRECTOR OR OFFICER, IN HIS OR HER ABSOLUTE DISCRETION, THINKS FIT.

OTHER MATTERS

We know of no other matters to be submitted to the Meeting.  If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

William Wei Huang
Chairman of the Board and
Chief Executive Officer